Hoop Tea, Inc.

Financial Statements

December 31, 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HOOP TEA, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Hoop Tea, Inc.
Roseland, Maryland

We have reviewed the accompanying financial statements of Hoop Tea, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

March 10, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

HOOP TEA, INC.

Balance Sheet
December 31, 2019

<u>Assets</u>

Cash	$	100

<u>Liabilities and Stockholders' Equity</u>

Liabilities	$	-
Stockholders' equity:		
Common stock; $0.001 par value; 1,000,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		99
Total stockholders' equity		100
Total liabilities and stockholders' equity	$	100

See report of independent accountants and accompanying notes to financial statements.

HOOP TEA, INC.

Statement of Operations and Retained Earnings
Year Ended December 31, 2019

Revenue	$	-
Expenses		-
Net income (loss)		-
Retained earnings, beginning of year		-
Retained earnings, end of year	$	-

See report of independent accountants and accompanying notes to financial statements.

HOOP TEA, INC.

Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	$	-
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net change in cash		-
Cash, beginning of year		100
Cash, end of year	$	100

See report of independent accountants and accompanying notes to financial statements.

HOOP TEA, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Hoop Tea, Inc. (the "Company") was founded in July 2018 to be the creator, licensor, and marketer of the Hoop Tea line of products and brands.

Management's Plans: The Company's plan for 2020 and beyond is to start receiving royalty payments, on all sales of the brand, Hoop Tea, from its affiliate, Southbound One, Inc., the current manufacturer and marketer of the line of Hoop Tea products. Southbound One, Inc., with direct sales and marketing support from Hoop Tea, Inc. plans on improving the footprint within territories where Hoop Tea is currently being sold, in addition to expansion into new territories where it believes its products will achieve success. The Company believes that with its continued efforts in marketing, and with creative new product innovations, along with access to additional financing through a crowdfunding campaign, will enable the Company to achieve success and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

5

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties, Continued: Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

2.   **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 1,000,000 shares of common stock at $0.001 par value per share.

As of December 31, 2019, the Company had issued and outstanding 1,000 shares of common stock. The holder of each share of common stock is entitled to one vote.

3.   **Subsequent Events:**

Management has evaluated subsequent events through March 10 2020, the date the financial statements were available to be issued and has determined that there are no subsequent events to be reported in the accompanying financial statements other than as disclosed below.

Effective February 27, 2020 the Company amended its articles of incorporation and the is authorized to issue 25,000,000 million shares of stock consisting of 20,000,000 shares of common stock at $0.0001 par value per share and 5,000,000 shares of preferred stock at $0.0001 par value per share. The Company also enacted a 50-1 stock split in February 2020.